

JACLYN INC.

2006 Annual Report



jaclyn, inc. 2006 ar



a letter to our stockholders >>

TO OUR STOCKHOLDERS:

Our financial performance for the year ended June 30, 2006 includes net sales of $126,601,000 compared to $126,477,000 in fiscal 2005. The Company's net earnings increased about 46% to $1,530,000, or $.60 per diluted share. This compares to net earnings in the prior fiscal year of $1,049,000, or $.39 per diluted share.

Apparel sales were lower this year with a 27% decline in our women's sleepwear business, which more than offset the sales increase in our children's apparel division. However, the Company's premium incentive and handbag businesses together improved a little over 17% reflecting larger orders from their most significant customers. On similar overall sales volume for each of the last two fiscal years, the "mix" of sales resulted in improved gross margins which helped us to achieve an increase in net earnings in fiscal 2006.

We are focusing on our existing businesses, maximizing our resources, and at the same time evaluating the potential acquisition of companies which can incorporate our concept of being a global source for private label "cut and sew" manufacturing. In that regard:

- We have almost completely phased out of our catalogue business during the first quarter of fiscal 2007, since it was not providing a meaningful return and became an insignificant part of our business.
- In August 2006, the Company entered into a 10-year lease agreement for a new corporate headquarters office building, and is planning to relocate during the first few months of 2007. This move should provide us with a more cost effective location which, over the long term, should help to reduce our operating costs.
- Our strong financial position enables us to evaluate and act upon appropriate new opportunities to position the Company for continued growth. In September 2006, the Company amended its existing bank credit facility giving the Company the ability to borrow up to $30,000,000 in short-term loans and up to $50,000,000 including letters of credit.

At the beginning fiscal 2007, the Company's open orders position was higher than a year ago. We hope to build on the strength of this past year, but much will depend on the continued strength of the US economy, as well as energy costs and the direction of interest rates.

As always, we would like to express our appreciation to our employees, management team and directors for their contribution and dedication to the Company, as well as to our customers and stockholders for their ongoing support and confidence in Jaclyn, Inc.

Allan Ginsburg
Chairman of the Board

Robert Chestnov
President and CEO

Howard Ginsburg
Vice Chairman of the Board

FINANCIAL HIGHLIGHTS

Years Ended June 30,	2006	2005
Net Sales	$126,601,000	$126,477,000
Net Earnings	$ 1,530,000	$ 1,049,000
Net Earnings per Common Share—Basic	$ .62	$ .40
Net Earnings per Common Share—Diluted	$ .60	$ .39
Total Assets	$ 41,702,000	$ 32,492,000
Stockholders' Equity	$ 19,047,000	$ 16,674,000
Stockholders' Equity per Share	$ 7.45	$ 6.17
Weighted Average Shares Outstanding—Diluted	2,557,000	2,702,000

SELECTED FINANCIAL DATA >>

We have derived the selected financial data presented below from our audited consolidated financial statements for the fiscal years ended June 30, 2006, 2005, 2004, 2003, and 2002. The selected financial information presented below should be read in conjunction with such consolidated financial statements and notes thereto.

Years Ended June 30,	2006	2005	2004	2003	2002[1]
Net Sales	$126,601,000	$126,477,000	$123,850,000	$108,960,000	$81,031,000
Cost of Goods Sold	95,735,000	97,952,000	92,658,000	83,506,000	62,083,000
Gross Profit	30,866,000	28,525,000	31,192,000	25,454,000	18,948,000
Shipping, selling and administrative expenses	27,574,000	26,172,000	27,979,000	23,620,000	19,812,000
Interest expense	586,000	639,000	574,000	546,000	293,000
Interest income	(5,000)	(1,000)	(3,000)	(5,000)	(3,000)
Provision (benefit) for income taxes	1,181,000	666,000	1,184,000	610,000	(415,000)
Net Earnings (Loss)	$ 1,530,000	$ 1,049,000	$ 1,458,000	$ 683,000	$ (739,000)
Weighted average shares—Basic	2,480,000	2,596,000	2,531,000	2,521,000	2,561,000
Net earnings (loss) per common share—Basic	$ .62	$ .40	$ .58	$ .27	$ (.29)
Weighted average shares—Diluted	2,557,000	2,702,000	2,687,000	2,547,000	2,561,000
Net earnings (loss) per common share—Diluted	$ .60	$ .39	$ .54	$ .27	$ (.29)
Total Assets	$ 41,702,000	$ 32,492,000	$ 34,489,000	$ 33,005,000	$35,418,000
Mortgage Payable—Long-term portion	$ 2,563,000	$ 2,727,000	$ 2,880,000	$ 3,023,000	$ 61,000
Stockholders' Equity	$ 19,047,000	$ 16,674,000	$ 17,276,000	$ 16,220,000	$15,824,000

Note 1: Fiscal 2002 includes a pre-tax charge relating to the Topsville, Inc. acquisition, totaling $1,289,000 ($825,000 after tax), of which $389,000 is included in Cost of Goods Sold for an adjustment to inventory based upon the assessed fair value, and $900,000 included in Shipping, Selling and Administrative Expenses, for the amortization of open order backlog.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS >>

OVERVIEW

We are engaged in the design, manufacture, distribution and sale of women's and children's apparel, and vinyl, leather and fabric handbags, sport bags, backpacks, cosmetic bags, and related products. Our apparel lines include women's loungewear, sleepwear, dresses and sportswear, and lingerie, as well as infants' and children's clothing. Our products are mostly made to order, and we market and sell our products to a range of retailers, including general merchandise stores, retail chain stores, department stores, cosmetic companies, major mail order catalogs and other specialty retailers.

Our business is subject to seasonal variations. Consistent with what we believe is the general pattern associated with sales to the retail industry, our results of operations are somewhat more meaningful on a seasonal basis, rather than on a quarterly basis. In that regard, our net sales and net earnings generally have been higher during the period from June to November (which includes our first fiscal quarter and a portion of our second and fourth fiscal quarters), during which time our customers generally increase inventory levels in anticipation of both back-to-school and holiday sales. Net sales and net earnings for the other months of our fiscal year typically have been lower due, in part, to the traditional slowdown by our customers immediately following the winter holiday season. That trend has continued during fiscal 2006 and we expect this pattern to continue. However, our quarterly results of operations may also fluctuate significantly as a result of a number of other factors, including the timing of shipments to customers and general economic conditions. Accordingly, comparisons between seasons or quarters may not necessarily be meaningful, and the results for any one quarter or season are not necessarily indicative of future quarterly results or of full-year performance.

In fiscal 2006, higher gross margins combined with a slight increase in sales improved net earnings and earnings per share. The financial highlights of fiscal 2006 were:

- Gross profit increased $2,341,000 to $30,866,000, compared with $28,525,000 in fiscal 2005.
- Net earnings rose about 46% to $1,530,000 or $0.60 per diluted share, compared with $1,049,000 or $0.39 per diluted share in the prior fiscal year.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the appropriate application of accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the consolidated financial statements.

We believe that application of accounting policies, and the estimates inherently required by the policies, are reasonable. These accounting policies and estimates are periodically reevaluated, and adjustments are made when facts and circumstances dictate a change. Historically, we have found the application of accounting policies to be appropriate, and actual results have not differed materially from those determined using necessary estimates.

Our accounting policies are more fully described in Note A to the consolidated financial statements. We have identified certain critical accounting policies that are described below.

Merchandise Inventory

Our merchandise inventory is carried at the lower of cost (on a first-in, first-out basis) or market. We write down our inventory for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. Adjustments to earnings resulting from changes in estimates have been insignificant for the years ended June 30, 2006, 2005 and 2004.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, and we also maintain accounts receivable insurance on certain of our customers. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We have not incurred significant bad debt account expenses for the years ended June 30, 2006, 2005 and 2004.

Market Development Accruals

We estimate reductions to revenue for customer programs and incentive offerings, including special pricing agreements, price protection, promotions and other volume-based incentives. If market conditions were to decline, we may take actions to increase customer incentive offerings possibly resulting in an incremental reduction of revenue at the time the incentive is offered. We review and refine these estimates on a quarterly basis based on current experience, trends and our customers performance. Sales discount, returns, marketing programs and allowances were 5.4%, 5.8% and 4.4% of sales for the years ended June 30, 2006, 2005 and 2004, respectively.

Goodwill

We evaluate goodwill annually or whenever events and changes in circumstances suggest that the carrying amount may not be recoverable from estimated future cash flows. In making this assessment, we rely on a number of factors including operating results, business plans, economic considerations, anticipated future cash flows and marketplace data. A change in these underlying assumptions may cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying value. In such event, we would then be required to record a charge which would impact earnings.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences in the financial statement carrying amount of existing assets and liabilities and their respective tax bases, as measured by enacted tax rates that are expected to be in effect in the periods when the deferred tax assets and liabilities are expected to be settled or realized. Significant judgement is required in determining the provisions for income taxes. We establish the provisions based upon management's assessment of exposure associated with permanent tax differences, tax credits and interest expense applied to temporary difference adjustments. The tax provisions are analyzed periodically (at least annually) and adjustments are made as events occur that warrant adjustments to those provisions.

Discount Rate

The discount rate that the Company utilizes for determining future pension obligations is based on the Moody's AA corporate bond index. The indices selected reflect the weighted average remaining period of benefit payments. The discount rate increased to 6.00% as of June 30, 2006 from 4.70% as of June 30, 2005. A further 50 basis point change in the discount rate would generate an experience gain or loss of approximately $200,000.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

Certain information about our financial position as of June 30, 2006, 2005 and 2004 is presented in the following table:

June 30,	2006	2005	2004
Cash	$ 932,000	$ 893,000	$ 626,000
Working capital	$16,953,000	$13,286,000	$13,615,000
Long-term debt	$ 2,563,000	$ 2,727,000	$ 2,880,000
Stockholders' equity	$19,047,000	$16,674,000	$17,276,000

Cash flows provided by (used in) operating, investing and financing activities for the years ended June 30, 2006, 2005 and 2004 were as follows:

June 30,	2006	2005	2004
Operating activities	$ (3,118,000)	$ (587,000)	$ 1,140,000
Investing activities	$ (172,000)	$ (449,000)	$ (290,000)
Financing activities	$ 3,329,000	$ 1,303,000	$ (290,000)
Net increase in cash	$ 39,000	$ 267,000	$ 560,000

The net increase in cash and cash equivalents for the fiscal year ended June 30, 2006 of $39,000 was the result of funds provided by financing activities totaling $3,329,000, offset by funds used in operating activities of $3,118,000, and by funds used in investing activities totaling $172,000. Net cash used in operating activities resulted primarily from an increase in accounts receivable of $5,282,000 (reflecting primarily higher fourth quarter sales in fiscal 2006 compared to the prior comparable period) and an increase in inventory totaling $3,492,000 (mostly attributable to higher anticipated first quarter net sales for fiscal 2007 versus the first quarter in 2006). These increases were not fully offset by an increase in accounts payable and other current liabilities (totaling $3,009,000) and net earnings of $1,530,000. Cash was used in investing activities totaling $172,000 for purchases of property and equipment. Funds provided by financing activities were, for the most part, related to net bank borrowing totaling $4,425,000, plus the exercise of stock options totaling $141,000, partially offset by the repurchase of the Company's common stock under the Company's stock repurchase program totaling $1,113,000 and payment on our outstanding mortgage of $153,000.

In September 2006, the Company amended its existing bank credit facility. The amended facility, which expires December 1, 2008, provides for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $50,000,000. Based on a borrowing formula, the Company may borrow up to $30,000,000 in short-term loans and up to $50,000,000 including letters of credit. The borrowing formula allows for an additional amount of borrowing during the Company's peak borrowing season from June to October. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged as noted below). The line of credit requires that the Company maintain a minimum tangible net worth, as defined, and imposes certain debt to equity ratio requirements. The Company was in compliance with all applicable financial covenants as of June 30, 2006. As of June 30, 2006, borrowing on the short-term line of credit was $10,185,000, and at that date the Company had $12,075,000 of additional availability (based on the borrowing formula) under the credit facility. At June 30, 2006, the Company was contingently obligated on open letters of credit with an aggregate face amount of approximately $17,740,000. Borrowing during the year was at the bank's prime rate or below, at the option of the Company. The bank's prime rate at June 30, 2006 was 8.25%.

During 2006, the average amount outstanding under the short-term line was $7,289,000 with a weighted average interest rate of 6.49%. During fiscal 2005, the average amount outstanding under the short-term line was $8,503,000 with a weighted average interest rate of 5.22%. The maximum amount outstanding during fiscal 2006 and fiscal 2005 was $13,280,000 and $23,380,000, respectively.

In August 2002, the Company consummated a mortgage loan in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The mortgage loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing. At June 30, 2006, the outstanding balance of the mortgage loan was $2,727,000.

The Company believes that funds provided by operations, existing working capital, and the Company's bank line of credit will be sufficient to meet working capital needs for the next twelve months. Reference is made to Note E, "Credit Facilities," of the Notes to Consolidated Financial Statements for additional information about the Company's credit lines.

There were no material commitments for capital expenditures at June 30, 2006.

The Company previously announced that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company intends to finance these repurchases from cash flow from operating activities and/or from its bank credit facility. As of June 30, 2006, the Company has purchased 302,621 shares of its Common Stock at a cost of approximately $1,462,000.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

To facilitate an understanding of our contractual obligations and commercial commitments, the following data is provided as of June 30, 2006:

	Payments Due by Period				
Contractual Obligations[1]	Total	Less Than 1 Year	2–3 Years	4–5 Years	After 5 Years
Notes Payable	$10,185,000	$10,185,000	$ —	$ —	$ —
Mortgage Payable	2,727,000	164,000	365,000	421,000	1,777,000
Royalties	410,000	291,000	119,000	—	—
Operating Leases	1,884,000	1,075,000	743,000	66,000	—
Total Contractual Obligations	$15,206,000	$11,715,000	$1,227,000	$487,000	$1,777,000

	Amount of Commitment Expiration Per Period				
Other Commercial Commitments	Total Amounts Committed	Within 1 Year	2–3 Years	4–5 Years	After 5 Years
Letters of Credit	$17,740,000	$17,740,000	$ —	$ —	$ —
Total Other Commercial Commitments	$17,740,000	$17,740,000	$ —	$ —	$ —

(1) We enter into arrangements with vendors to purchase merchandise up to three months in advance of expected delivery. These purchase orders do not contain any significant termination payments or other penalties if cancelled.

The outstanding balance under the Revolving Credit Agreement at September 15, 2006 was $18,775,000. The notes payable balance does not include any amounts for future interest costs.

The Company expects to contribute approximately $300,000 to its defined benefit pension plan during the fiscal year ending June 30, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

We have not created, and we are not a party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any arrangements or relationships with entities that are not consolidated into the financial statements.

RESULTS OF OPERATIONS

2006 Compared to 2005

Net sales for fiscal 2006 totaled $126,601,000, an increase of $124,000, or .1%, compared to fiscal 2005. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2006 were $81,174,000, a decrease of $6,542,000, or 7.5%, compared to fiscal 2005. The sales decrease for this category was primarily due to a $10,574,000 decrease in net sales from the women's sleepwear business, which resulted mostly from decreased orders from one customer based on prior season sell-through of both private label and licensed product. This decrease was offset, in part, by a $6,816,000, or 16.4%, increase in sales of children's apparel reflecting a higher level of reorders from one of our customers due to favorable prior sales of similar items. Our catalog business continued lower demand for mail-order apparel with a $2,784,000 decline in net sales in fiscal 2006 compared with the prior year.

Net sales for the Handbags category were $45,427,000 for the year ended June 30, 2006, an increase of $6,666,000, or about 17% above the same period in the prior year, reflecting a $3,580,000 increase in the premium business as a result of increased orders by one of its significant customers, and a $3,086,000 increase in our handbag business attributable to an increase in sales of denim related products.

Overall gross margins were 24.4% in 2006 compared to 22.6% in the prior fiscal year.

Gross margins by category were as follows:

Gross margin for the Apparel category in 2006 improved to 28.0% from 25.6% in the prior fiscal year. The 2.4 percentage point improvement was primarily attributable to higher margins contributed

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS *(continued)* >>

by the children's apparel business due to a favorable product mix, as well as a higher margin in the women's sleepwear business which was attributable to approximately $10 million of lower margin business from one customer which was not reordered in fiscal 2006.

Gross margin for the Handbags category increased to 17.9% in 2006 compared to 15.7% in the similar prior year. The higher gross margin in the handbag business, for the most part, reflects both product mix and improved costing measures in both the premium incentive and the handbag business.

Shipping, selling and administrative expenses increased by $1,402,000 in fiscal 2006 to $27,574,000 (21.8% of net sales). The prior fiscal year totaled $26,172,000 (20.7% of net sales). A significant part of the net increase was attributable to higher compensation costs (approximately $1,400,000) and increased product development costs ($734,000) relating to further expansion of our premium and children's apparel businesses, as well as higher royalty expense ($17,000) relating to additional licensed product sales. These increases were not fully offset by lower shipping and warehousing costs ($681,000) resulting from a combination of lower sales volume for one division having relatively higher shipping and handling costs and sales mix for another division requiring lower shipping supplies and temporary help, as well as lower selling commissions as a result of changes in sales mix (a decrease of $73,000).

Interest expense was $586,000, a decrease of $53,000 from the last fiscal year, despite higher interest rates in fiscal 2006 compared to fiscal 2005. The net decreased level of borrowing more than offset the higher weighted average interest rate in the current fiscal year compared to fiscal 2005 and is primarily the reason for the lower interest expense. Lower borrowing is attributable to the timing of sales this year with resulting improved cash flows.

Net earnings of $1,530,000 for the fiscal year ended June 30, 2006 compared to net earnings of $1,049,000 in the prior year. This year's higher net earnings were primarily due to improved gross margins and lower interest expense, not completely offset by higher shipping, selling and administrative expenses, as discussed above.

2005 Compared to 2004

Net sales for fiscal 2005 totaled $126,477,000, an increase of $2,627,000, or 2.1%, compared to the prior fiscal year. The increase reflected significantly higher handbag net sales, not fully offset by lower apparel net sales. Sales by category were as follows:

Net sales for the Apparel category in fiscal 2005 were $87,716,000, a decrease of $7,374,000, or 7.8% from the prior fiscal year. The decrease in net sales was primarily due to the elimination of several private label programs from one of the women's sleepwear division's customers, and a 41.1% reduction in net sales in our catalogue business due to the loss of one of that business' significant customers who will be sourcing goods directly.

Net sales for the Handbags category in fiscal 2005 were $38,761,000, or 34.8% higher than the prior fiscal year's total of $28,760,000. The sales increase is mostly attributable to increased sales for the premium business reflecting continued growth with its most significant customer, and somewhat higher net sales in our other handbag division.

Gross margins were 22.6% in fiscal 2005 compared to 25.2% in 2004. The decrease in gross margins is mostly a function of much lower handbag margins this fiscal year. Gross margins by category were as follows:

Gross margin for the Apparel category in 2005 decreased to 25.6% compared to 26.6% in 2004. This 1.0 percentage point decrease was primarily attributable to much lower gross margins in the children's apparel business, due to required higher customer allowances in the current fiscal year versus fiscal 2004, not fully offset by higher women's sleepwear business gross margins.

Gross margin for the Handbags category in 2005 decreased to 15.7% compared to 20.4%. This decrease was mainly due to much lower competitive margins in our premium business. The much lower gross margin in the premium business, for the most part, reflects marketplace competition resulting in the Company reducing its gross profit margin in order to maintain sales. In addition, we experienced lower handbag business margins due to reduced sales of licensed products (which normally carry a higher margin), in the current fiscal year compared to fiscal 2004.

Shipping, selling and administrative expenses decreased by $1,807,000 in fiscal 2005 to $26,172,000. As a percentage of net sales, shipping, selling and administrative expenses declined to 20.7% from 22.6% in fiscal 2004. The principal factors attributable to the decrease are lower selling expenses (a decrease of approximately $700,000), reflecting lower selling commissions attributable to sales mix, lower royalty expense relating to the reduced sale of licensed products (approximately $550,000), and lower general and administrative expense in fiscal 2005 (about $700,000), mostly due to the approximately $500,000 fiscal 2004 charge for the union pension withdrawal liability, offset somewhat by higher product development expense (about $160,000) in fiscal 2005 for the children's apparel business associated with anticipated higher volume in fiscal 2006.

Interest expense was $639,000, an increase of $65,000 from the last fiscal year, primarily the result of higher interest rates in the current fiscal year compared to fiscal 2004.

Net earnings of $1,049,000 for the fiscal year ended June 30, 2005 compared to $1,458,000 in the prior fiscal year. This year's lower net earnings were primarily due to lower gross margin dollars and higher interest costs, not fully offset by lower shipping, selling and administrative expenses, as discussed above, as well as a lower effective tax rate in the current fiscal year (primarily attributable to the recovery of a valuation allowance associated with foreign tax credits), compared to fiscal 2004.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs—an amendment of ARB 43, Chapter 4." SFAS 151 is an amendment of Accounting Research Board Opinion 43 and sets standards for the treatment of abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." ("FSP109-2"). FSP 109-2 provides guidance under SFAS 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. As the Company did not make any dividends under this provision, FSP 109-2 did not have any impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion 29," which eliminates certain narrow differences between APB 29 and international accounting standards. SFAS 153 is effective for fiscal periods beginning on or after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123R supersedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." The pronouncement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (typically the vesting period).

In November 2005, the FASB issued FSP 123R-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards." This FSP provides an alternative transition method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of Statement 123R. The Company adopted the alternative transition method and determined there is no excess tax pool.

In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107 "Share-Based Payment." SAB 107 expresses views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements. The Company adopted SFAS 123R effective July 1, 2005. See Footnote F in Notes to Consolidated Financial Statements for further information.

In March 2005, the FASB issued SFAS Interpretation Number ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 provides clarification regarding the meaning of the term "conditional asset retirement obligation" as used in FASB 143, "Accounting for Asset Retirement Obligations." This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial statements.

In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on EITF 05-6, "Determining the Amortization Period for Leasehold Improvements." Under EITF 05-6, leasehold improvements placed in service significantly after and not contemplated at or near the beginning of the lease term, should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on the Company's consolidated financial statements.

CONSOLIDATED BALANCE SHEETS >>

June 30,	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 932,000	$ 893,000
Accounts receivable, less sales returns, sales discounts, sales allowance, and allowance for doubtful accounts: 2006: $2,933,000; 2005: $3,388,000	25,071,000	19,740,000
Inventories	7,180,000	3,688,000
Prepaid expenses and other current assets	3,466,000	1,263,000
Deferred income taxes	396,000	793,000
Total current assets	37,045,000	26,377,000
Property, plant and equipment—net	1,030,000	1,148,000
Goodwill	3,338,000	3,338,000
Other assets	176,000	137,000
Deferred income taxes	113,000	1,492,000
	$41,702,000	$32,492,000
Liabilities and Stockholders' Equity		
Current liabilities:		
Notes payable—bank	$10,185,000	$ 5,760,000
Accounts payable	4,547,000	2,302,000
Commissions payable	1,256,000	932,000
Accrued payroll and related expenses	2,647,000	2,644,000
Other current liabilities	1,293,000	1,300,000
Mortgage payable—current portion	164,000	153,000
Total current liabilities	20,092,000	13,091,000
Mortgage payable	2,563,000	2,727,000
COMMITMENTS AND CONTINGENCIES—Note D		
Stockholders' equity:		
Preferred Stock, par value $1: authorized, 1,000,000 shares; issued and outstanding, none		
Common Stock, par value $1: authorized, 5,000,000 shares; issued 2006 and 2005: 3,368,733 shares; outstanding 2006: 2,483,219; 2005: 2,574,676 shares	3,369,000	3,369,000
Additional paid-in capital	9,563,000	9,670,000
Retained earnings	12,295,000	10,765,000
Accumulated comprehensive loss	—	(1,653,000)
	25,227,000	22,151,000
Less: Treasury stock at cost (2006: 885,514 and 2005: 794,057 shares)	6,180,000	5,477,000
Total stockholders' equity	19,047,000	16,674,000
	$41,702,000	$32,492,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS >>

Years Ended June 30,	2006	2005	2004
Net sales	$126,601,000	$126,477,000	$123,850,000
Cost of goods sold	95,735,000	97,952,000	92,658,000
Gross profit	30,866,000	28,525,000	31,192,000
Shipping, selling and administrative expenses	27,574,000	26,172,000	27,979,000
Interest expense	586,000	639,000	574,000
Interest income	(5,000)	(1,000)	(3,000)
EARNINGS BEFORE PROVISION FOR INCOME TAXES	2,711,000	1,715,000	2,642,000
PROVISION FOR INCOME TAXES	1,181,000	666,000	1,184,000
NET EARNINGS	$ 1,530,000	$ 1,049,000	$ 1,458,000
NET EARNINGS PER COMMON SHARE—BASIC	$ .62	$ .40	$ .58
Weighted average number of shares outstanding—basic	2,480,000	2,596,000	2,531,000
NET EARNINGS PER COMMON SHARE—DILUTED	$ .60	$ .39	$ .54
Weighted average number of shares outstanding—diluted	2,557,000	2,702,000	2,687,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS >>

Years Ended June 30,	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 1,530,000	$ 1,049,000	$ 1,458,000
Adjustments to reconcile net earnings to net cash (used in) provided by operating activities:			
Depreciation and amortization	300,000	380,000	378,000
Deferred income taxes	679,000	222,000	344,000
Stock-based compensation	147,000	—	—
Excess tax benefit from stock options	(29,000)	—	—
Provision for doubtful accounts	(49,000)	(53,000)	12,000
Changes in assets and liabilities:			
Increase in accounts receivable	(5,282,000)	(1,793,000)	(3,128,000)
(Increase) decrease in inventories	(3,492,000)	4,189,000	1,788,000
Decrease (increase) in prepaid expenses and other current assets	118,000	(538,000)	67,000
Decrease (increase) in other assets	(49,000)	(3,000)	(313,000)
Increase (decrease) in accounts payable and other current liabilities	3,009,000	(4,040,000)	534,000
Net cash (used in) provided by operating activities	(3,118,000)	(587,000)	1,140,000
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of property and equipment	(172,000)	(449,000)	(290,000)
Net cash used in investing activities	(172,000)	(449,000)	(290,000)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase in notes payable—bank, net	4,425,000	1,540,000	245,000
Payment of long-term debt	(153,000)	(143,000)	(133,000)
Exercise of stock options	141,000	314,000	174,000
Excess tax benefit from stock options	29,000	—	—
Repurchase of Common Stock	(1,113,000)	(408,000)	(576,000)
Net cash provided by (used in) financing activities	3,329,000	1,303,000	(290,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	39,000	267,000	560,000
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	893,000	626,000	66,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 932,000	$ 893,000	$ 626,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 571,000	$ 631,000	$ 575,000
Income taxes	$ 287,000	$ 1,006,000	$ 864,000
NON-CASH ITEMS:			
Common stock repurchase and exercise of stock options	$ 56,000	$ 50,000	$ 569,000
Pension adjustment	$ 2,321,000	$ —	$ —
Tax benefit of non-qualified stock option exercise	$ —	$ 96,000	$ —

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE EARNINGS (LOSS) >>

Years Ended June 30, 2006, 2005, and 2004	COMMON STOCK Shares	COMMON STOCK Amount	Additional Paid in Capital	Retained Earnings	Accumulated Other Compre-hensive Loss	Compre-hensive Earnings (Loss)	TREASURY STOCK Shares	TREASURY STOCK Amount
BALANCE, JULY 1, 2003	3,368,733	$3,369,000	$12,117,000	$ 8,258,000	$ —	—	907,053	$ 7,524,000
Net earnings	—	—	—	1,458,000	—	$ 1,458,000	—	—
Repurchase of Common Stock	—	—	—	—	—	—	289,301	1,145,000
Exercise of Stock Options	—	—	(1,727,000)	—	—	—	(303,500)	(2,470,000)
BALANCE, JUNE 30, 2004	3,368,733	3,369,000	10,390,000	9,716,000	—	—	892,854	6,199,000
Net earnings	—	—	—	1,049,000	—	$ 1,049,000	—	—
Minimum pension liability, net of taxes	—	—	—	—	(1,653,000)	(1,653,000)	—	—
Other comprehensive earnings—net	—	—	—	—	—	$ 604,000	—	—
Repurchase of Common Stock	—	—	—	—	—	—	71,203	458,000
Exercise of Stock Options	—	—	(720,000)	—	—	—	(170,000)	(1,180,000)
BALANCE, JUNE 30, 2005	3,368,733	3,369,000	9,670,000	10,765,000	(1,653,000)	—	794,057	5,477,000
Net earnings	—	—	—	1,530,000	—	$ 1,530,000	—	—
Minimum pension liability, net of taxes	—	—	—	—	—	1,653,000	—	—
Other comprehensive earnings—net	—	—	—	—	—	$ 3,183,000	—	—
Repurchase of Common Stock	—	—	—	—	—	—	158,457	1,170,000
Exercise of Stock Options	—	—	(254,000)	—	—	—	(67,000)	(467,000)
Value of Stock Options	—	—	147,000	—	—	—	—	—
BALANCE, JUNE 30, 2006	3,368,733	$3,369,000	$ 9,563,000	$12,295,000	$ —	$ —	885,514	$ 6,180,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS >>

NOTE A—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Jaclyn, Inc. and its subsidiaries (the "Company") are engaged in the design, manufacture, marketing and sale of apparel, handbags, accessories and related products. The Company sells its products to retailers, including department and specialty stores, national chains, major discounters and mass volume and catalog retailers, throughout the United States.

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates made by management include those made in the areas of inventory, receivables, goodwill, deferred taxes, pensions, and sales returns and allowances.

Management periodically evaluates estimates used in the preparation of the consolidated financial statements for continued reasonableness. Appropriate adjustments, if any, to the estimates used are made prospectively based on such periodic evaluations.

Cash and Cash Equivalents

Cash in excess of daily requirements is invested in money market funds with original maturities of three months or less. Such investments are presented as cash equivalents.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts and notes payable and accrued expenses are assumed to approximate fair value due to their short maturities. The carrying value of the bank loan, which bears interest at a variable rate, approximates fair value. The carrying value of the mortgage loan approximates fair value based upon the relatively small change in interest rates since inception of the mortgage.

Inventories

Inventory is carried at the lower of cost on a first-in, first-out basis, or market. Management writes down inventory for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions.

Allowances for Doubtful Accounts/Sales Discounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments and also maintains accounts receivable insurance on certain of its customers.

The Company estimates reductions to revenue for customer programs and incentive offerings including special pricing agreements, price protection, promotions and other volume-based incentives, based on terms of the agreement and/or historical experience.

License Agreements

The Company enters into license agreements from time to time that allow it to use certain trademarks and trade names on certain of its products. These agreements require the Company to pay royalties, generally based on the sales of such products, and may require guaranteed minimum royalties, a portion of which may be paid in advance. The Company's accounting policy is to match royalty expense with revenue by recording royalties at the time of sale at the greater of the contractual rate or an effective rate calculated based on the guaranteed minimum royalty and the Company's estimate of sales during the contract period. If a portion of the guaranteed minimum royalty is determined not to be recoverable, the unrecoverable portion is charged to expense at that time. Guaranteed minimum royalties paid in advance are recorded in the consolidated balance sheets as other assets. As of June 30, 2006 and 2005, there were no advances.

Royalty amounts expensed for each of the three fiscal years ended June 30, 2006, 2005, and 2004 were $551,000, $534,000, and $1,119,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)* >>

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation and amortization on the straight-line method over the following estimated useful lives:

Buildings	25 to 40 years
Machinery and equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of estimated useful life of the asset or life of the lease
Automobiles and trucks	3 to 5 years

Intangibles

Intangibles, included in other assets, are being amortized on a straight-line basis over periods not exceeding 10 years.

Other intangibles totaling $55,000 as of June 30, 2006, net of accumulated amortization of $45,000, included in "Other Assets" consist of amounts allocated to trade names and patents relating to the acquisition of Topsville, Inc. The Company incurred $10,000 of amortization expense in 2006, 2005 and 2004. Additional annual amortization expense of $10,000 will be incurred through 2011.

Impairment of Finite-Lived Assets

The Company evaluates finite-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." Finite-lived assets are evaluated for recoverability in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair market value of the asset, is recognized.

Goodwill

The Company accounts for goodwill under SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is not amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. Management believes at this time, based on the valuation process undertaken, that the carrying value continues to be appropriate.

Revenue Recognition

Revenue is recognized at the time merchandise is shipped or received by a third party consolidator, normally the same day as the shipment. The Company offers various sales discounts and incentives to its customers. These discounts and incentives are recorded at the time of sales as a reduction of sales based on historical experience and the terms of agreements, if any, between the Company and its customers. Products are shipped directly to customers using third party carriers. The customer takes title and assumes the risks and rewards of ownership of the products when the merchandise leaves the Company's warehouse or is received by a third party consolidator, as applicable.

Shipping and Handling Costs

Included in Shipping, Selling and Administrative Expenses are all shipping and handling costs incurred by the Company, except for amounts billed to a customer in a sale transaction related to shipping and handling which are included in revenues. Shipping and handling reimbursements included in revenue amounted to approximately $14,000, $2,000 and $7,000 for the years ended June 30, 2006, 2005, and 2004, respectively.

Cost of Goods Sold

Cost of goods sold includes the following: purchasing and receiving costs, factory inspections, customs duty, freight (including ocean and air freight), marine insurance, brokerage, in-bound trucking and other freight, internal transfer costs and other costs of our distribution network.

Shipping, Selling, and Administrative Expenses

Shipping, selling, and administrative expenses include the following: public warehousing, carton and shipping expenses, warehouse supervision, salesmen's salaries and commissions, showroom costs, salesperson's travel and entertainment and other miscellaneous costs relating to the selling of products, design and sample making, accounting and computer costs, management and general supervisory costs and related overhead. Charges recorded in the consolidated statement of operations for shipping and handling costs amounted to $2,162,000, $2,843,000, and $2,804,000 for the years ended June 30, 2006, 2005 and 2004, respectively.

The Company currently leases approximately 70,000 square feet of its West New York, New Jersey facility to outside parties. This rental income, amounting to approximately $247,000, $256,000 and $238,000 in fiscal 2006, 2005 and 2004, respectively, is used to offset a portion of the operating cost of the building and, as such, is included in our shipping, selling and administrative expenses.

Income Taxes

The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes." Under SFAS 109, a deferred tax liability or asset is recognized for the estimated future tax consequences of temporary differences between the carrying amount of assets and liabilities in the financial statements and their respective tax bases.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with SFAS 123R, "Share-Based Payment." Accordingly, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award.

Segment Reporting

The Company operates in a single operating segment—the manufacture of apparel, women's handbag and related accessories. Revenues from customers are derived from merchandise sales. The Company's merchandise sales mix by product category for the last three years was as follows:

Year Ended June 30,	2006	2005	2004
Product Category			
Apparel	64%	70%	77%
Handbags	36%	30%	23%
	100%	100%	100%

During the years ended June 30, 2006, 2005 and 2004, sales revenues derived from one customer were 42%, 44% and 41%, respectively. Sales to a second customer were 22%, 19% and 14%, and to a third customer were 5%, 8% and 13%, respectively. Management believes that the loss of any one of these customers would have a material adverse effect on the Company's operations.

At June 30, 2006 and 2005, accounts receivable due from one customer were 46% and 58%, respectively, and accounts receivable due from a second customer at both June 30, 2006 and June 30, 2005 was 29% of total accounts receivable. Should either customer not be able to pay any substantial obligation to the Company, however, management believes that such a failure to pay would have a material adverse effect on the Company's operating results. No other customer comprised 10% or more of our total net accounts receivable as at either of those dates.

The Company relies on suppliers to purchase a variety of finished goods. The Company had one supplier who in the aggregate constituted 18% and 12% of the Company's finished goods purchases for the year ended June 30, 2006 and 2005, respectively. Management believes that the loss of this supplier would not have a material adverse effect on the Company's operations since there are alternative suppliers available.

New Accounting and Financial Reporting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued SFAS 151, "Inventory Costs—an amendment of ARB 43, Chapter 4." SFAS 151 is an amendment of Accounting Research Board Opinion 43 and sets standards for the treatment of abnormal amounts of idle facility expense, freight, handling costs and spoilage. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS 151 did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued Staff Position ("FSP") 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)* >>

FSP 109-2 provides guidance under SFAS 109, "Accounting for Income Taxes," with respect to recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the "Jobs Act") on enterprises' income tax expense and deferred tax liability. FSP 109-2 states that an enterprise is allowed time beyond the financial reporting period of enactment to evaluate the effect of the Jobs Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS 109. As the Company did not make any dividends under this provision, FSP 109-2 did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets—an amendment of APB Opinion 29," which eliminates certain narrow differences between APB 29 and international accounting standards. SFAS 153 is effective for fiscal periods beginning on or after June 15, 2005. The adoption of SFAS 153 did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS 123, "Accounting for Stock-Based Compensation." SFAS 123R supersedes Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees." The pronouncement requires an entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (typically the vesting period).

In November 2005, the FASB issued FSP 123R-3, "Transition Election to Accounting for the Tax Effects of Share-Based Payment Awards." This FSP provides an alternative transition method for calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of Statement 123R. The Company adopted the alternative transition method, and determined that there is no excess tax pool.

In March 2005, the SEC issued Staff Accounting Bulletin ("SAB") 107 "Share-Based Payment." SAB 107 expresses views of the SEC staff regarding the interaction between SFAS 123R and certain SEC rules and regulations and provides the staff's views regarding the valuation of share-based payment arrangements. The Company adopted SFAS 123R effective July 1, 2005. See Footnote F for further information.

In March 2005, the FASB issued SFAS Interpretation Number ("FIN") 47, "Accounting for Conditional Asset Retirement Obligations." FIN 47 provides clarification regarding the meaning of the term "conditional asset retirement obligation" as used in FASB 143, "Accounting for Asset Retirement Obligations." This Interpretation is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial statements.

In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on EITF 05-6, "Determining the Amortization Period for Leasehold Improvements." Under EITF 05-6, leasehold improvements placed in service significantly after and not contemplated at or near the beginning of the lease term, should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material impact on the Company's consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement 109," which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FAS 109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN 48 on the Company's consolidated financial statements.

NOTE B—INVENTORIES

Inventories consist of the following:

June 30,	2006	2005
Raw material	$ 692,000	$ 22,000
Work in process	49,000	41,000
Finished goods	6,439,000	3,625,000
	$7,180,000	$3,688,000

NOTE C—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows:

June 30,	2006	2005
Land	$ 162,000	$ 162,000
Buildings	1,181,000	1,181,000
Machinery and equipment	1,288,000	1,292,000
Furniture and fixtures	417,000	388,000
Leasehold improvements	1,435,000	1,384,000
Automobiles and trucks	77,000	77,000
	4,560,000	4,484,000
Less: accumulated depreciation and amortization	3,530,000	3,336,000
	$1,030,000	$1,148,000

Included in Property, Plant and Equipment as of June 30, 2006 is $451,000 of net assets held for sale relating to the option contract for the purchase the Company's West New York, NJ headquarters facility.

Depreciation and amortization expense of $290,000, $370,000 and $368,000 was recorded during the years ended June 30, 2006, 2005 and 2004, respectively.

NOTE D—COMMITMENTS AND CONTINGENCIES

The Company leases office facilities under non-cancelable leases, with escalation clauses, that expire in various years through the year ended June 30, 2011.

Future minimum payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

Year Ended June 30,	Office and Showroom Facilities
2007	$1,075,000
2008	699,000
2009	440,000
2010	33,000
2011	33,000

Rental expense, including real estate taxes, for all operating leases, totaled $1,323,000, $1,268,000, and $1,145,000 for the years ended June 30, 2006, 2005 and 2004, respectively. The Company currently leases approximately 70,000 square feet of its West New York, New Jersey facility to outside parties. Rental income in fiscal 2006, 2005 and 2004 was $247,000, $256,000 and $238,000, respectively, and is included in shipping, selling and administrative expenses as an offset to operating costs of the facility.

The Company has entered into licensing arrangements with several companies. The Company is obligated, in certain instances, to pay minimum royalties over the term of the licensing agreements which expire in various years through 2008. Aggregate minimum commitments by fiscal year are as follows:

Year Ended June 30,	Minimum Commitments
2007	$291,000
2008	119,000

From time to time, the Company and its subsidiaries may be subject to claims and may become a party to legal proceeding which arise in the normal course of business. At June 30, 2006, there were no material, pending legal proceedings or material claims to which the Company was a party. In the opinion of management, disposition of all claims and legal proceedings is not expected to materially affect the Company's financial position, cash flows or results of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)* >>

The Company has not provided any financial guarantees as of June 30, 2006 and 2005.

NOTE E—CREDIT FACILITIES

In September 2006, the Company amended its existing bank credit facility. The amended facility, which expires December 1, 2008, provides for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $50,000,000. Based on a borrowing formula, the Company may borrow up to $30,000,000 in short-term loans and up to $50,000,000 including letters of credit. The borrowing formula allows for an additional amount of borrowing during the Company's peak borrowing season from June to October. Substantially all of the Company's assets are pledged to the bank as collateral (except for the West New York, New Jersey facility, which has been separately mortgaged as noted below). The line of credit requires that the Company maintain a minimum tangible net worth, as defined, and imposes certain debt to equity ratio requirements. The Company was in compliance with all applicable financial covenants as of June 30, 2006. As of June 30, 2006, borrowing on the short-term line of credit was $10,185,000, and at that date the Company had $12,075,000 of additional availability (based on the borrowing formula) under the credit facility. At June 30, 2006, the Company was contingently obligated on open letters of credit with an aggregate face amount of approximately $17,740,000. Borrowing during the year was at the bank's prime rate or below, at the option of the Company. The bank's prime rate at June 30, 2006 was 8.25%.

During fiscal 2006, the average amount outstanding under the short-term line was $7,289,000 with a weighted average interest rate of 6.49%. During 2005, the average amount outstanding under the short-term line was $8,503,000 with a weighted average interest rate of 5.22%. The maximum amount outstanding during fiscal 2006 and fiscal 2005 was $13,280,000 and $23,930,000, respectively.

In August 2002, the Company consummated a mortgage loan in the amount of $3,250,000. The financing is secured by a mortgage of the Company's West New York, New Jersey headquarters and warehouse facility. The mortgage loan bears interest at a fixed rate of 7% per annum. The financing has a fifteen-year term, but is callable by the bank lender at any time after September 1, 2007 and may be prepaid by the Company, along with a prepayment fee, from time to time during the term of the financing. At June 30, 2006 and 2005, the outstanding balance of the mortgage loan was $2,727,000 and $2,880,000, respectively. Principal mortgage payments for the next five years and thereafter, are as follows:

2007	$ 164,000
2008	176,000
2009	189,000
2010	203,000
2011	218,000
Thereafter	1,777,000

NOTE F—STOCK OPTIONS

On July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment, a revision of SFAS No. 123, Accounting for Stock-Based Compensation*, or SFAS No. 123(R), as interpreted by SEC Staff Accounting Bulletin No. 107. Under SFAS No. 123(R), all forms of share-based payment to employees and directors, including stock options, must be treated as compensation and recognized in the income statement. The Company recognized $147,000 ($147,000 after-tax, or $.06 per diluted share) in compensation expense related to stock options during fiscal 2006. Previous to the adoption of SFAS No. 123(R), the Company accounted for stock options under the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and, accordingly, did not recognize compensation expense in its consolidated financial statements. The Company selected the modified prospective method of transition provided for under SFAS No. 123(R), and consequently, has not retroactively adjusted results from prior periods. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of awards that have been included in pro forma disclosures in prior periods. All stock options granted by the Company as of the adoption date, had been fully vested upon grant. Accordingly, as of July 1, 2005, the effective date of SFAS No. 123(R), the Company had no unrecognized compensation cost related to stock awards as the Company has historically granted options that vested immediately.

Under SFAS No. 123(R), the Company is required to select a valuation technique or option-pricing model that meets the criteria as stated in the standard, which includes a binomial model and the Black-Scholes model. At the present time, the Company will continue to use the Black-Scholes model, which requires the input of subjective assumptions. These assumptions include estimating the length of time employees will retain their vested stock options before exercising them ("expected term"), the estimated volatility of the Company's common stock price over the expected term and the number of options that will ultimately not complete their vesting requirements ("forfeitures"). Changes in the subjective assumptions can materially affect the estimate of fair value of stock-based compensation and consequently, the related amount recognized in the consolidated statements of income.

In November 2005, the FASB issued FASB Staff Position FAS No. 123R-3 "*Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards.*" The Company elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123(R).

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits resulting from the exercise of stock options as operating cash flows in the Condensed Consolidated Statements of Cash Flows. SFAS No. 123(R) requires that cash flows resulting from tax deductions in excess of the cumulative compensation cost recognized for options exercised be classified as financing cash flows. Previously, all tax benefits from stock options had been reported as an operating activity. For the year ended June 30, 2006, net cash used in operating activities decreased, and cash provided by financing activities increased, by $29,000 related to excess tax benefits realized from the exercise of stock options.

The Company maintains two stockholder-approved Stock Option Plans for key employees and consultants of the Company and one non-employee director plan.

The Company's 2000 Stock Option Plan, as amended (the "2000 Plan"), provided for the grant of options to purchase up to 300,000 shares of Common Stock, and was amended during fiscal 2004 to increase the number of shares of Common Stock for which options may be granted by an additional 250,000 shares, for a total of 550,000 shares. The 1990 Stock Option Plan of the Company, as amended (the "1990 Plan"), provided for the grant of an aggregate of 500,000 shares of Common Stock. Options may no longer be granted under the 1990 Plan, although at June 30, 2006 the plan remains in effect for options outstanding. The Company also has the 1996 Non-Employee Director Stock Option Plan (the "1996 Plan"). No further options are being granted under the 1996 Plan, but it remains in effect for options outstanding.

We have stock option plans under which we may grant qualified and non-qualified stock options to purchase shares of our Common Stock to executives, consultants, directors, or other key employees. As of June 30, 2006, 156,000 shares were available for future grant under our plans. Stock options may not be granted at less than the fair market value at the date of grant or 110% of the fair market value for individuals who own or are deemed to own more than 10% of the combined voting power of all classes of stock of the Company. Stock options generally vest immediately and expire after ten years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)* >>

Stock option transactions are summarized below:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding—beginning of year	182,500	$3.07	377,500	$2.26	720,161	$2.95
Granted	57,500	8.24	10,000	6.70	10,000	1.95
Exercised	(67,000)	2.83	(170,000)	2.19	(303,500)	2.45
Expired	(17,000)	3.22	(25,000)	4.13	(39,161)	9.54
Forfeited	—	—	(10,000)	2.65	(10,000)	2.21
Outstanding and exercisable—end of year	156,000	$5.03	182,500	$3.07	377,500	$2.26
Weighted-average fair value of options granted during the year		$2.56		$6.61		$4.81

The intrinsic value for outstanding and exercisable options at June 30, 2006 is $358,000. The total intrinsic value of options exercised during fiscal 2006, 2005 and 2004 was $336,000, $659,000 and $349,000, respectively.

During the fiscal year ended June 30, 2006 and June 30, 2005, the Company issued an aggregate of 67,000 shares and 50,000 shares of its Common Stock, respectively, upon the exercise by employees and a Director of the Company (the "optionees") of stock options previously granted. The Company received an aggregate of $141,000 and $63,258, respectively in cash from the optionees in partial payment of the exercise price for the issued shares. The Company also received an aggregate of 6,838 (totaling approximately $56,000) and 6,632 (totaling approximately $50,000) mature shares of Common Stock, respectively, from the optionees in partial payment of the exercise price for the issued shares under terms of the stock option plan under which the stock options were granted. The stock option plan permits the use of previously acquired shares of Common Stock in full or partial payment of the applicable exercise price.

In August 2004, a sales representative of the Company exercised non-qualified stock options to purchase 120,000 shares of the Company's Common Stock at $2.10 per share, or $252,000. The shares related to these options were issued from the Company's treasury shares at an average cost of $6.94 per share, or approximately $832,800.

During the fiscal year ended June 30, 2004, certain officers of the Company exercised options to purchase 290,500 shares of the Company's Common Stock. As permitted by the applicable stock option plan and contracts governing the options, the officers tendered to the Company and the Company purchased, in partial payment of the exercise price for 210,500 of these options, 164,141 mature shares of Common Stock, with a market value of $569,000. During the same period, the Company repurchased 4,725 shares from employees who received distributions from the Company's ESOP at a price of $19,000.

The following table summarizes information about stock options outstanding at June 30, 2006:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Number Outstanding at June 30, 2006	Weighted Average Remaining Contractual Life (Yrs.)	Weighted Average Exercise Price
$1.65 to $2.10	18,500	5.938	$1.65
$2.21 to $2.88	46,000	4.118	2.54
$3.15 to $3.75	10,000	3.975	3.39
$4.38 to $5.13	16,000	3.948	4.75
$6.00 to $6.90	8,000	8.419	6.70
$7.70 to $8.50	57,500	9.900	8.24
Totals	156,000	6.050	$5.03

Prior to fiscal 2006, no compensation expense was recognized for stock options. Had compensation cost for our stock option plans been determined to be consistent with SFAS No. 123(R), our net income and earnings per share for fiscal 2005 and 2004 would have been reduced to the following pro forma amounts:

Year Ended June 30,	2005	2004
Net earnings—as reported	$1,049,000	$1,458,000
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of taxes	36,000	26,000
Pro forma net earnings	$1,013,000	$1,432,000
Basic net earnings per share:		
As reported	$ .40	$ .58
Pro forma	$ .39	$ .57
Diluted net earnings per share:		
As reported	$ .39	$ .54
Pro forma	$ .37	$ .53

The weighted average fair value of stock options was calculated with the following weighted average assumptions used for grants in their respective periods. For 2006: no dividend yield; expected volatility of 45.3%; risk free interest rate of 4.95%; and expected life of 2.83 years. For 2005: no dividend yield; expected volatility of 164%; risk free interest rate of 1.75%; and expected life of 10 years. For 2004: no dividend yield; expected volatility of 161%; risk free interest rate of 3.25%; and expected life of 10 years.

NOTE G—PREFERRED STOCK

The Board of Directors of the Company has authority (without action by the stockholders) to issue the authorized and unissued preferred stock in one or more series and, within certain limitations, to determine the voting rights, preference as to dividends and in liquidation, conversion and other rights of each such series. No shares of preferred stock have been issued.

NOTE H—INCOME TAXES

The components of the Company's tax provision (benefit) for the years ended June 30, 2006, 2005 and 2004 are as follows:

June 30,	2006	2005	2004
Current:			
Federal	$ 252,000	$ 75,000	$ 545,000
State and Local	67,000	78,000	79,000
Foreign	183,000	193,000	216,000
	502,000	346,000	840,000
Deferred:			
Federal and State	679,000	320,000	344,000
Provision for income taxes	$1,181,000	$666,000	$1,184,000

Reconciliation between the provision for income taxes computed by applying the federal statutory rate to income before income taxes and the actual provision for income taxes is as follows:

June 30,	2006	2005	2004
Provision (benefit) for income taxes at statutory rate	34.0%	34.0%	34.0%
State and local income taxes net of federal tax benefit	4.1	4.2	3.5
Expired foreign tax credits	—	—	0.7
Valuation allowance for expiring foreign tax credits	—	(2.0)	3.5
Other	5.5	2.6	3.1
Effective tax rate percent	43.6%	38.8%	44.8%

A valuation allowance was established in the year ended June 30, 2004 for foreign tax credits that were expected to expire. For the year ending June 30, 2005, the Company's projections of taxable income indicated that the Company would have taxable income throughout the foreseeable future, and there was no evidence which suggested that the net deferred tax asset would not be realized. Accordingly, a valuation allowance was no longer required.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)* >>

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Foreign tax credits are expected to expire through June 30, 2011. The income tax effects of significant items comprising the Company's net deferred tax assets and liabilities as of June 30, 2006 and 2005 are as follows:

June 30,	2006		2005	
	Assets	Liabilities	Assets	Liabilities
Depreciation and amortization	$100,000	$ —	$ 165,000	$—
State net operating loss carryforward	68,000	—	51,000	—
Foreign taxes	13,000	—	220,000	—
Pension Benefit Obligation	—	—	1,111,000	—
Inventory	306,000	—	190,000	—
State net operating loss carryforward valuation allowance	(68,000)	—	(51,000)	—
Bad debt, sales allowances and other reserves	—	84,000	164,000	—
Other	174,000	—	435,000	—
	$593,000	$84,000	$2,285,000	$—

During the year ended June 30, 2006, the Company increased the valuation allowance for separate return state net operating losses by $17,000 since there is not enough evidence to suggest that these separate state net operating losses will be utilized.

At June 30, 2006, the Company had a deferred tax asset related to net operating loss carryforwards of approximately $1,082,000 that could be utilized to reduce the tax liabilities of future years. The carryforwards expire between 2008 and 2025.

NOTE I—EMPLOYEES' BENEFIT PLANS

On November 30, 2005, the Company decided to terminate, effective January 31, 2006, its defined-benefit pension plan for certain of its salaried and hourly personnel. Accordingly, participants under the plan stopped accruing benefits as of January 31, 2006. The plan had provided pension benefits that were based on a fixed amount of compensation per year of service, career average pay or on the employee's compensation during a specified number of years before retirement. As of January 31, 2006, the Company recorded a curtailment of approximately $1,294,000 as a reduction of the Company's unrecognized net actuarial loss, which had no impact on the Company's Balance Sheet or Statement of Operations through that date. However, since no further benefits to participants are accruing, the termination of the defined-benefit plan has reduced pension costs beginning February 1, 2006 and for the remainder of the fiscal year ended June 30, 2006. Similarly, the Company's 2007 (and after) fiscal year pension cost relevant to this pension plan will be reduced and eventually eliminated when the pension funds are ultimately distributed to all of the plan participants. Beginning in fiscal 2007, the Company established a new 401(k) benefit plan for certain of its salaried and hourly employees which is expected to have a lower employee benefit cost than the terminated pension plan.

A change in the mortality table used to determine the pension plan balance sheet liability as of June 30, 2005 and future net periodic pension cost was made during the fourth quarter of fiscal 2005. The mortality table used to calculate the liability as of June 30, 2005 is the "1994 Group Annuity Reserving Table (Projected to 2002)." As of June 30, 2006, an additional minimum liability was not necessary because the accumulated benefit obligation was less than the fair value of the Plan's assets. The Company's funding policy is to make annual contributions required by the Employee Retirement Income Security Act of 1974.

Fiscal Year Ended June 30,	2006	2005
CHANGE IN BENEFIT OBLIGATION:		
Net benefit obligation at beginning of year	$ 7,366,000	$ 5,590,000
Service cost	314,000	389,000
Interest cost	334,000	295,000
Actuarial (gain) loss	(1,903,000)	1,820,000
Benefits paid	(109,000)	(727,000)
Net benefit obligation at end of year	$ 6,002,000	$ 7,367,000
CHANGE IN PLAN ASSETS:		
Fair value of plan assets at beginning of year	$ 5,199,000	$ 5,297,000
Employer contributions	1,073,000	752,000
Benefits paid	(109,000)	(727,000)
Actual (loss) gain on plan assets	147,000	123,000
Fair value of plan assets at end of year	$ 6,310,000	$ 5,199,000
Funded status at end of year	$ 308,000	$(2,168,000)
Unrecognized net actuarial loss	2,013,000	3,954,000
Net amount recognized	$ 2,321,000	$ 1,786,000
Amounts recognized in the consolidated balance sheets:		
(Accrued) prepaid benefit cost	$ 2,321,000	$ (300,000)
Accumulated other comprehensive income	—	2,086,000
Net amount recognized	$ 2,321,000	$1, 786,000

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

Fiscal Year Ended June 30,	2006	2005
Projected benefit obligation	$6,002,000	$7,367,000
Accumulated benefit obligation	6,002,000	6,176,000
Fair value of plan assets	6,310,000	5,199,000

Pension expenses includes the following components:

Year Ended June 30,	2006	2005	2004
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Service cost	$ 314,000	$ 389,000	$ 332,000
Interest cost	334,000	295,000	278,000
Return on assets	(323,000)	(319,000)	(178,000)
Other actuarial items—net	213,000	101,000	(48,000)
Net periodic pension cost	$ 538,000	$ 466,000	$ 384,000

Assumptions used to determine Benefit Obligation at June 30, 2006 and 2005 are as follows:

	2006	2005
Discount rate	6.00%	4.70%
Expected long-term return on plan assets	5.75%	5.75%
Rate of compensation increase	0%	3.00%

Assumptions used in determining the net periodic cost:

	2006	2005	2004
Discount rate	4.70%	5.50%	5.75%
Rate of increase in compensation levels	1.70%	3.75%	3.75%
Expected long-term rate of return on assets	5.75%	6.00%	6.00%

The expected long-term return on plan assets assumption represents the average rate that the Company expects to earn over the long term on assets (primarily high-grade government bonds) in the Company's Pension Plan, including, if any, interest income and capital appreciation. The assumption has been determined based on expectations regarding future rates of return for the plan's investment portfolio.

The Company has the responsibility to formulate the investment policy and strategy for the Pension Plan's assets. The overall policy and strategy includes maintaining the highest return, with the lowest assumed risk, while striving to have the Plan fully-funded.

The Company has retained the professional services of a bond broker, which selects for investment high-grade government bonds, consistent with the Company's risk and investment strategy. This broker

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *(continued)* >>

has investment discretion over the assets placed under its management, provided it is within the Company's risk and investment strategy.

The table below represents the Company's pension plan asset allocation at June 30, 2006 and 2005 by asset category.

	Asset Allocation	
Asset Category	2006	2005
Debt securities	99%	91%
Other, primarily cash and cash equivalents	1%	9%
Total	100%	100%

The Company expects to contribute approximately $300,000 to its defined benefit pension plan during the fiscal year ending June 30, 2007, based on the current discount rate.

The plan termination is in the process of being submitted to the IRS for approval. Should the plan termination receive IRS approval during the 2007 fiscal year, the payments will be made to the plan participants. The actual payment will be based on the applicable IRS rates for lump sum payments. Based on current rates, the payout is expected to be approximately $6,500,000.

The Company had maintained a non-contributory Employee Stock Ownership Plan (the "ESOP") and Trust, for its employees who were not covered by a collective bargaining agreement. The ESOP was terminated during fiscal 2005, and vested amounts distributed to all participants. As an accommodation to non-management participants in the ESOP, the Company offered to purchase the shares of Common Stock each non-management participant was entitled to receive upon termination of the ESOP. At June 30, 2005, all but two non-management participants elected to have the Company purchase their shares (a total of 51,280 shares) at market value (which aggregated approximately $310,000) on the date of election. There was no ESOP expense for the years ended June 30, 2005 and 2004.

The Company has a 401(K) savings plan for the benefit of its Topsville, Inc. employees, which existed prior to the Company's acquisition of Topsville. No contributions by the Company were made during fiscal 2006, 2005 and 2004.

In December 2004, the Company entered into an amendment to its collective bargaining agreement with Local 62-32, UNITE, AFL-CIO, which covers all 9 of Jaclyn's union employees. The term of the agreement was extended until October 31, 2006. The agreement allowed the Company, in its discretion, to withdraw from the Union's multi-employer pension plan and the Company withdrew in fiscal 2004. On March 31, 2006, the Company reached a final agreement with the Union whereby the present value of the Company's unfunded pension obligation to the Union's multi-employer plan was settled for $545,191. This amount had been previously recorded by the Company as a charge to Shipping, selling and administrative expenses, and was paid during the year ended June 30, 2006.

NOTE J—NET EARNINGS PER SHARE

The Company's calculation of Basic and Diluted Net Earnings Per Share are as follows:

Year Ended June 30,	2006	2005	2004
Basic Net Earnings Per Share:			
Net earnings	$1,530,000	$1,049,000	$1,458,000
Basic weighted average shares outstanding	2,480,000	2,596,000	2,531,000
Basic net earnings per common share	$ .62	$ .40	$ .58
Diluted Net Earnings Per Share:			
Net earnings	$1,530,000	$1,049,000	$1,458,000
Basic weighted average shares outstanding	2,480,000	2,596,000	2,531,000
Add: dilutive options	77,000	106,000	156,000
Diluted weighted average shares outstanding	2,557,000	2,702,000	2,687,000
Diluted net earnings per common share	$ .60	$ .39	$ .54

Options to purchase 40,000, 10,000 and 0 common shares were outstanding as of June 30, 2006 2005 and 2004, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceeded the average market price and would have been anti-dilutive.

NOTE K—REPURCHASE OF SHARES FOR TREASURY

The Company announced in December 2002 that the Board of Directors authorized the repurchase by the Company of up to 350,000 shares of the Company's Common Stock. Purchases may be made from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. The Company generally finances these repurchases from its own funds from operations and/or from its bank credit facility. During the fourth quarter of fiscal 2006, the Company did not repurchase any shares of the Company's Common Stock. As of June 30, 2006, the Company had purchased 302,621 shares of its Common Stock under this authorization at a cost of approximately $1,462,000.

NOTE L—SUBSEQUENT EVENT

On August 22, 2006, the Company entered into a lease agreement for a new corporate office building, and plans to relocate the Company's executive offices from West New York, NJ to Maywood, NJ in January 2007. The lease has a 10-year term, and grants to the Company an option to purchase the building at any time during the term of the lease at a purchase price not to exceed $3,075,000, plus increases based on a multiple of the consumer price index.

The other party to the lease agreement purchased the corporate office building at a closing which also took place in August 2006. The Company provided the purchaser with $2,200,000 in mortgage financing, secured by a first priority mortgage in favor of the Company on the land, office building, and other customary rights of the mortgagor. Funds for the mortgage financing were provided by borrowings under the Company's bank loan facility and from the Company's own funds.

On September 22, 2006, the Company amended its existing bank credit facility. The amended facility, which expires December 1, 2008, provides for short-term loans and the issuance of letters of credit in an aggregate amount not to exceed $50,000,000. Based on a borrowing formula, the Company may borrow up to $30,000,000 in short-term loans and up to $50,000,000 including letters of credit.

On September 27, 2006, the Board of Directors authorized an increase in the Company's Common Stock repurchase program by an additional 125,000 shares.

NOTE M—UNAUDITED QUARTERLY FINANCIAL DATA

Summarized quarterly financial data amounts for the fiscal years ended June 30, 2006 and 2005 are as follows:

Three Months Ended	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
Net sales	$33,900,000	$27,939,000	$35,514,000	$29,248,000
Gross profit	8,174,000	6,553,000	9,518,000	6,621,000
Net earnings (loss)	475,000	(22,000)	931,000	146,000
Net earnings (loss) per common share—basic	$ .19	$ (.01)	$ .38	$ .06
Net earnings (loss) per common share—diluted	$ .18	$ (.01)	$ .37	$ .06

Three Months Ended	June 30, 2005	March 31, 2005	December 31, 2004	September 30, 2004
Net sales	$29,755,000	$22,476,000	$38,441,000	$35,805,000
Gross profit	6,844,000	5,205,000	7,882,000	8,594,000
Net earnings (loss)	668,000	(640,000)	156,000	865,000
Net earnings (loss) per common share—basic	$ .26	$ (.24)	$ .06	$ .34
Net earnings (loss) per common share—diluted	$ .25	$ (.24)	$ .06	$ .32

Note: The per share amounts are calculated independently for each quarter. The sum of the quarters may not equal the annual per share amounts.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM >>

To the Board of Directors and Stockholders of
Jaclyn, Inc.
West New York, New Jersey

We have audited the accompanying consolidated balance sheets of Jaclyn, Inc. and subsidiaries (the "Company") as of June 30, 2006 and 2005, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings (loss) and cash flows for each of the three fiscal years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Jaclyn, Inc. and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three fiscal years in the period ended June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note F to the consolidated financial statements, in fiscal 2006 the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," as revised, effective July 1, 2005.

Deloitte & Touche LLP

Deloitte & Touche LLP

New York, New York
September 28, 2006

OFFICERS

Allan Ginsburg
Chairman of the Board

Robert Chestnov
President and
Chief Executive Officer

Howard Ginsburg
Vice Chairman of the Board

Abe Ginsburg
Chairman of the
Executive Committee

Anthony Christon
Chief Financial Officer

Jaclyn Hartstein
Corporate Secretary

Anita Charish
Vice President,
Far East Operations

DIRECTORS

Allan Ginsburg
Chairman of the Board
Jaclyn, Inc.

Robert Chestnov
President and
Chief Executive Officer
Jaclyn, Inc.

Howard Ginsburg
Vice Chairman of the Board
Jaclyn, Inc.

Abe Ginsburg
Chairman of the
Executive Committee
Jaclyn, Inc.

Norman Axelrod
Private Investor
Former President and CEO
Linens 'n Things

Martin Brody
Retired CEO
Restaurant Associates Corp.
Owner and Operator
Specialty Restaurants

Richard Chestnov
Private Investor
Retired Partner
Chego International
An Apparel Licensing Company

Albert Safer
President and
Chief Executive Officer
Safer Textiles

Harold Schechter
Chief Financial Officer
Global Design Concepts, Inc.

DIVISIONAL OFFICERS

Fern Brown
President
Premium/Incentives Division

Bruce Cahill and John Halbreich
Co-Presidents
Jaclyn Apparel Division

Bonnie Sue Levy
Vice President, Jaclyn, Inc.
President
Aetna Division

Mark Nitzberg
President
Topsville Division

EXECUTIVE COMMITTEE

Abe Ginsburg

Allan Ginsburg

Robert Chestnov

Howard Ginsburg

MARKET PRICE RANGES

(as reported by the
American Stock Exchange)

Fiscal Year Ended June 30, 2006	High	Low
First Quarter	$7.97	$6.34
Second Quarter	8.09	7.25
Third Quarter	8.90	7.40
Fourth Quarter	8.25	7.28

Fiscal Year Ended June 30, 2005	High	Low
First Quarter	$6.15	$5.00
Second Quarter	8.47	5.90
Third Quarter	8.30	4.01
Fourth Quarter	6.60	3.88

As of June 30, 2006 there were approximately 489 shareholders of record of Common Stock.

CORPORATE OFFICES

635 59th Street
West New York, New Jersey 07093
Telephone: (201) 868-9400
www.jaclyninc.com

TRANSFER AGENT AND REGISTRAR

Continental Stock
Transfer & Trust Company
New York, New York

COUNSEL

Troutman Sanders LLP
New York, New York

AUDITORS

Deloitte & Touche LLP
New York, New York

LISTING

American Stock Exchange

MARKET INFORMATION

The Company's stock is traded on the American Stock Exchange. The symbol for Jaclyn, Inc. is "JLN."

AVAILABILITY OF 10-K

Stockholders may obtain, without charge, a copy of the Company's annual report on Form 10-K for the 2006 fiscal year filed with the Securities and Exchange Commission, including the financial statements and the schedules thereto, but without exhibits. Copies of exhibits will be furnished for a fee equal to the Company's estimated cost of furnishing such copies.

Requests should be sent to:
Secretary—Jaclyn, Inc.
635 59th Street
West New York, New Jersey 07093

NOTE: Products shown in this Annual Report represent actual items from Jaclyn's line of products. The trademarks MESSAGES FROM THE HEART, SEVENTEEN, and VANITY FAIR are used pursuant to licenses from the respective trademark owners. ESTEE LAUDER, SMART TIME, I. APPEL, TOPSVILLE and EMERSON ROAD names represent "private label" production. Products depicted are for informational purposes only.

designed by curran & connors, inc. / www.curran-connors.com



635 59th Street, West New York, New Jersey 07093
www.jaclyninc.com